SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                          HITOX CORPORATION OF AMERICA
                 ____________________________________________________
                                (Name of Issuer)

                          Common Stock, $0.25 Par Value
                 ____________________________________________________
                         (Title of Class of Securities)


                                    433658101
                                 ______________
                                 (CUSIP Number)

                               Donald M. Feferman
                            Feferman & Rehler, L.L.P.
                              1830 Frost Bank Plaza
                           Corpus Christi, Texas 78470
                                  361.883.1830
                ________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
           ___________________________________________________________
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Megamin Ventures Sdn Bhd
                  (Name changed from Syarikat Megawati Sdn Bhd)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Source of Funds*

                  BK

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Malaysia


          Number of                7        Sole Voting Power
           Shares                                    1,353,000
        Beneficially
          Owned By                 8        Shared Voting Power
            Each                                     0
          Reporting
           Person                  9        Sole Dispositive Power
            With                                     1,353,000

                                   10       Shared Dispositive Power
                                                     0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,353,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                        [x]

13       Percent of Class Represented By Amount in Row (11)

                  29.1 %

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Dato' Lim Keng Kay

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Malaysia

                              7        Sole Voting Power

          Number of
           Shares             8        Shared Voting Power
        Beneficially
          Owned By
            Each              9        Sole Dispositive Power
          Reporting
           Person
            With              10       Shared Dispositive Power



11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,353,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                  [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chong Wai Lin

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Malaysia

                              7        Sole Voting Power

          Number of
           Shares             8        Shared Voting Power
        Beneficially
          Owned By
            Each              9        Sole Dispositive Power
          Reporting
           Person
            With              10       Shared Dispositive Power


11       Aggregate Amount Beneficially Owned by Each Reporting Person

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Choong Lee Chong

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Malaysia
                                 7        Sole Voting Power

          Number of
           Shares                8        Shared Voting Power
        Beneficially
          Owned By
            Each                 9        Sole Dispositive Power
          Reporting
           Person
            With                 10       Shared Dispositive Power


11       Aggregate Amount Beneficially Owned by Each Reporting Person

12       Check  Box  If  the  Aggregate  Amount  in Row  (11)  Excludes  Certain
         Shares*                   [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Teoh Lay Hock

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Malaysia
                              7        Sole Voting Power

          Number of
           Shares             8        Shared Voting Power
        Beneficially
          Owned By
            Each              9        Sole Dispositive Power
          Reporting
           Person
            With              10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned by Each Reporting Person

12       Check  Box  If  the  Aggregate  Amount  in Row  (11)  Excludes  Certain
         Shares*                   [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Christopher J. McGougan

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  British
                              7        Sole Voting Power
                                                5,000
          Number of
           Shares             8        Shared Voting Power
        Beneficially                            0
          Owned By
            Each              9        Sole Dispositive Power
          Reporting                             5,000
           Person
            With              10       Shared Dispositive Power
                                                0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                   [x]

13       Percent of Class Represented By Amount in Row (11)

                  0.1 %

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 is being filed to reflect changes in Item 2, deleting Lim Si Boon and adding Christopher J. McGougan as a director, and changes in Item 4, to set forth the actions by those listed therein with respect to the directors of the Issuer.


Item 1.  Security and Issuer
         -------------------

                  This filing relates to the common capital stock of Hitox Corporation of America ("Hitox" or "Issuer"). Address of the principal executive offices of the Issuer is 722 Burleson Street, Corpus Christi, Texas 78402.

Item 2.  Identify and Background
         -----------------------

                  a. The Reporting Persons are: Megamin Ventures Sdn Bhd, organized under the laws of Malaysia (the "Company"). Dato' Lim Keng Kay, is a controlling shareholder, director and chief executive officer of the Company. Ms. Chong Wai Lin, Mr. Choong Lee Chong, Mr. Teoh Lay Hock and Christopher J. McGougan are directors of the Company. The filing of this Schedule shall not be construed as an admission by any Reporting Person that he or she is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities owned by the Company. The filing of this Schedule shall not be construed as an admission by the Company that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities owned by Mr. McGougan.

                  b.       (i)    The Company's principal business is investment
                                  holding.

                           (ii) Mr. Lim Keng Kay, in addition to his position with the Company, serves as Deputy Chairman cum Group Managing Director of Mega First
                                  Corporation Berhad, as Chairman cum Group Managing Director of Palmco Holdings Berhad and as Group Managing Director of Rock Chemical Industries (M) Berhad, which are all Malaysian companies listed on the Kuala Lumpur Stock Exchange, as well as having various other business interests.

                           (iii)    Ms.  Chong  Wai  Lin  is  an  accountant  by
                                    profession  and is currently  the Director -
                                    Finance of Bonanza Venture Holdings, Sdn Bhd
                                    (BVH)  which is the  holding  company of the
                                    Company   and   is  a   company   ultimately
                                    controlled  by Mr.  Lim Keng  Kay.  She is a
                                    Director of Mega First Corporation Berhad, a public-listed company on the Kuala Lampur Stock Exchange in Malaysia and is also director of various private companies with the BVH Group.

                           (iv) Mr. Choong Lee Chong is a Chartered Secretary by profession and is a Director - Administration of Bonanza Venture Holdings, Sdn Bhd (BVH) which is the holding company of the Company and is a company ultimately controlled by Mr. Lim Keng Kay. He is also a director of various private companies within the BVH Group.

                           (v) Mr. Teoh Lay Hock is a geologist and mineral economist. He is the chief executive officer of the Minerals and Metals Division of one corporation affiliated with the Company, and serves as a director of various other affiliated companies.

                           (vi) Mr. McGougan, in addition to his position with the Company, serves as Chairman of
                                    Bloxwich  Engineering  Ltd.,  a  private  UK
                                    corporation   controlled   by   Mega   First
                                    Corporation  Behad,  a public company listed
                                    on  the  Kuala  Lumpur  Stock  Exchange;   a
                                    director of Bloxwich  International Sdn Bhd,
                                    a subsidiary of Mega First Corporation,  and
                                    a  director  of   Rottweil   SA,  a  private
                                    Luxembourg company.

                  c. The address of Mr. McGougan's principal office is 638 Eagle Point Road, Van Alstyne, Texas 75495. The address of the principal business of the Company and the remaining persons listed in Item 2(a) above is 41 Jalan Sultan Azlan Shah Utara, Ipoh Garden South, 31400 Ipoh, Perak Darul Ridzuan, Malaysia. This is also the address of their principal office.

                  d. None of those listed in Item 2(a) above have been convicted in a criminal proceeding at any time during the last five years.

                  e. None of those listed in Item 2(a) above have been a party to a civil proceeding of a judicial or administrative body of jurisdiction at any time during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                  Shares owned by the Company:

                  The 1,000,000 shares in Hitox purchased from the Issuer, and 200,000 shares in Hitox purchased from existing shareholders, for the total sum of $4,800,000 are being financed by a Term Loan of $5,000,000 from the Hongkong and Shanghai Banking Corporation Limited, Offshore Banking Unit Labuan.

                  A further 153,000 shares in Hitox were previously purchased for cash.

                  Shares owned by Mr. McGougan were bought using his personal working capital.

Item 4.  Purpose of Transaction
         ----------------------

                  The purpose of the initial transaction for which a Schedule 13D was filed was for the Company to make an investment in the securities of the Issuer. It was anticipated at the time that a representative of the Company would be elected to serve on the board of directors of the Issuer. The purpose of the transaction reported by this Amendment No. 2 is as follows:

                  On May 28, 1999, the Company and Paulson Acquisition LLC, Paulson Ranch, Ltd., Bernard A. Paulson, Founders Equity Securities, Inc., Leon S. Loeb and Richard L. Bowers, holders of more than 50% of the outstanding Shares of the Issuer, pursuant to the provisions of the Issuer's Certificate of Incorporation, executed a written demand and consent removing each of Robert J. Cresci, William B. Hayes, and Mike Nicolas as directors of the Issuer and appointing each of Richard L. Bowers, Thomas W. Pauken, and W. Craig Epperson to serve as directors of the Issuer. With respect to the execution of such demand and consent, each of the Company and Paulson Acquisition LLC, Paulson Ranch, Ltd., Bernard A. Paulson, Founders Equity Securities, Inc., Leon S. Loeb, and Richard L. Bowers may be deemed to be acting as a group. It is the understanding of the Company that information regarding Paulson Acquisition LLC, Paulson Ranch, Ltd., Bernard A. Paulson, Founders Equity Securities, Inc., Leon S. Loeb, and Richard L. Bowers is or will be contained in a separate
                  Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

                  a. The aggregate number of shares of common stock of Hitox owned by the Company is 1,353,000 shares. This represents 29.05 percent of the number of shares of Hitox's common stock outstanding. Mr. McGougan owns 5,000 shares which represents less than 0.1% of Hitox's outstanding shares.

                  b. The Company has the sole power to vote the shares of common stock it purchased. Mr. McGougan has the sole power to vote the shares of common stock he purchased.

                  c.       The   transactions  by  which  the  Company  acquired
                           1,200,000 of the shares of common stock of Hitox are as follows:

                           i. 1,000,000 shares were purchased on June 26, 1996 directly from the issuer for $4.00 per share.

                           ii.      200,000   shares  were  purchased  from  the
                                    following shareholders in the amounts as set forth below:

                                    a.      Edmond F. Twining, IV -- 684 shares
                                    b.      Anne L. Peretz -- 77,398 shares
                                    c.      Trust for Taylor Twining, U/W Susan
                                            C. Twining -- 684 shares.
                                    d.      Jane F. Clark -- 41,704 shares
                                    e.      David L. Farnsworth -- 1,303 shares
                                    f.      Anne E. Farnsworth -- 1,303 shares
                                    g.      Jesse W. Perez -- 1,303 shares
                                    h.      Evegina F. Perez -- 1,303 shares
                                    i.      Residuary Trust U/W Steven C. Clark,
                                            Jr. -- 25,004 shares
                                    j.      Residuary Trust U/W Susan C. Twining
                                            -- 9,482 shares
                                    k.      Estate of Steven C. Clark, Jr. --
                                            37,552 shares
                                    l.      Peretz Family Investments, a Limited
                                            Partnership -- 2,280 shares

                           The purchase of the shares from the above listed shareholders was negotiated through their representative, The Clark Estates, Inc., and was closed on June 26, 1996. These shares were also purchased at $4.00 per share.

                           From March 8, 1995 to February 20, 1996, the Company acquired from the open market 153,000 shares of common stock of Hitox for cash.

                           There have been no transactions in the class of securities reported on that were effected in the last 60 days by any Reporting Persons.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements,  Understandings or Relationships with
                  --------------------------------------------------------------
                  the Securities of the Issuer
                  ----------------------------

                  There are no contracts,  etc. described in the instructions to
                  Item 6 among the persons named in Item 2 and any other persons which would give another voting power or investment power over such securities.

Item 7.           Exhibits
                  --------

                  a.       Contract  between  Syarikat   Megawati  Sdn  Bhd, and
                           Hitox  Corporation  of  America. (previously filed)

                  b. Contract between Syarikat Megawati Sdn Bhd, and the listed shareholders represented by The Clark Estates, Inc. (previously filed)

                  c.       Loan  documents   relating  to  the  funding  of  the
                           acquisition of the securities. (previously filed)

                  d.       Powers of attorney.

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

                                  MEGAMIN VENTURES  SBN BHD
                                  LIM KENG KAY
                                  CHONG WAI LIN
                                  CHOONG LEE CHONG
                                  TEOH LAY HOCK
Date   May 28, 1999               CHRISTOPHER JOHN MCGOUGAN


                                  By:   /S/ DONALD M. FERMAN
                                        ----------------------------------------
                                        Donald M. Feferman, pursuant to power of
                                        attorney attached hereto as an Exhibit.